SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 11-K
                                  ANNUAL REPORT

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2002



                         AMCORE Financial Security Plan
                            (Full title of the plan)


                             AMCORE FINANCIAL, INC.
          (Name of issuer of the securities held pursuant to the plan)


                        501 Seventh Street, P.O. Box 1537
                          Rockford, Illinois 61110-0037
                     (address of principal executive office)

                         AMCORE FINANCIAL SECURITY PLAN

                       Financial Statements and Schedule

                           December 31, 2002 and 2001

                  (With Independent Auditors' Report Thereon)

                         AMCORE FINANCIAL SECURITY PLAN

                               Table of Contents

                                                                          Page
Independent Auditors' Report                                                1
Financial Statements
Statements of Net Assets Available for Benefits                             2
Statements of Changes in Net Assets Available for Benefits                  3
Notes to Financial Statements                                               4
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes      10

                          Independent Auditors' Report

To the Trustees and Participants
AMCORE Financial Security Plan:

We have audited the accompanying statements of net assets available for benefits of the AMCORE Financial Security Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's trustees. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                  /s/ KPMG LLP

May 22, 2003

                         AMCORE FINANCIAL SECURITY PLAN

                Statements of Net Assets Available for Benefits

                           December 31, 2002 and 2001

                                                           2002          2001
                                                       -----------   -----------
Investments, at fair value
         Common stock                                  $20,751,385   $21,051,484
         Common trust fund                               9,839,789     7,578,341
         Money Market deposits                                  --        67,146
         Mutual funds                                   42,835,462    56,749,544
         Participants' loans                               200,289       219,917
         Cash Overdraft                                       (890)           --
                                                       -----------   -----------
                  Net assets available for benefits    $73,626,035   $85,666,432
                                                       ===========   ===========

See accompanying notes to financial statements.

                         AMCORE FINANCIAL SECURITY PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2002 and 2001

                                                                                    2002           2001
                                                                                 -----------   -----------
Additions:
         Additions to net assets attributed to - investment income:
                  Interest                                                       $    16,175   $    16,122
                  Dividends                                                        1,161,278     1,277,866
                                                                                 -----------   -----------
                                                                                   1,177,453     1,293,988
                                                                                 -----------   -----------
         Contributions:
                  Employer                                                         3,127,829     2,939,657
                  Participant:
                           Payroll withholding                                     3,149,046     2,746,767
                           Rollovers                                                 214,096       102,273
                                                                                 -----------   -----------
                                                                                   6,490,971     5,788,697
                                                                                 -----------   -----------
                                    Total increases                                7,668,424     7,082,685
                                                                                 -----------   -----------
Deductions:
         Deductions from net assets attributed to:
                  Net depreciation in fair value of investments (note 3)          13,277,735     7,300,332
                  Benefits paid to participants                                    6,423,244     6,389,842
                  Administrative expenses                                              7,842         1,887
                                                                                 -----------   -----------
                           Total decreases                                        19,708,821    13,692,061
                                                                                 -----------   -----------
                           Net decrease in net assets                            (12,040,397)   (6,609,376)

Net assets available for benefits:
         Beginning of year                                                        85,666,432    92,275,808
                                                                                 -----------   -----------
         End of year                                                             $73,626,035   $85,666,432
                                                                                 ===========   ===========

See accompanying notes to financial statements.

                         AMCORE FINANCIAL SECURITY PLAN

                         Notes to Financial Statements

                           December 31, 2002 and 2001

(1)  Significant Accounting Policies

     (a)  Financial Statement Presentation

          Since the AMCORE Financial Security Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), the Plan prepared its financial statements and schedule in accordance with the financial reporting requirements of ERISA rather than in accordance with Regulation S-X.

     (b)  Valuation of Investments

          If available, quoted market prices are used to value investments. The mutual funds are valued at quoted net asset values. Participants' notes are valued at face value, which approximates market. Investment in AMCORE Stable Asset Fund is valued at net asset value, which is determined based on the fair value of the underlying investments. AMCORE Common Stock is valued at the last reported sales price on the day of valuation.

          Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

     (c)  Payment of Benefits

          Benefits paid to participants are recorded when paid

     (d)  Accounting Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan trustees to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

     (e)  New Accounting Pronouncement

          The Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, on January 1, 2001. This Statement outlines accounting and reporting standards for derivative instruments and hedging activities. The effect of adoption of SFAS No. 133 on the Plan's 2001 financial statements is immaterial.

(2)  Plan Description

     The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan covering substantially all employees of AMCORE Financial, Inc. and participating subsidiaries
          (AFI), who have completed 90 days of service and have reached the age of 18. It is subject to the provisions of ERISA.

                                       4
                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                         Notes to Financial Statements

                           December 31, 2002 and 2001

     (b)  Contributions

          Participants may contribute the lesser of $11,000 or 100% of compensation for 2002 and the lesser of $10,500 or 10% of compensation for 2001. The first 3% of the employee's contribution is matched by the employer, dollar for dollar, and the next 2% is matched at 50%. Employer contributions are used to purchase AFI common stock.

          The employer contributes 3% of the participants' annual wages each year to a basic retirement account; these funds are set aside for retirement and, therefore, are not available for participant loans. These funds are invested in the same manner as the employer's contributions.

     (c)  Participant Accounts

          Each participant's account is credited with the participant's contributions and an allocation of the employer's contribution and plan earnings. Allocations are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan provides for a maximum contribution to a participant's account in any plan year of the lesser of $40,000 or 100% of the participant's compensation.

     (d)  Payment of Benefits

          On termination of service, a participant may select one of several payment options. Withdrawals by a participant are fully taxable, except for the return of after tax contributions, if any.

     (e)  Vesting

          Participants are immediately vested in both their contributions and that of the employer.

     (f)  Investment Funds

          At December 31, 2002, the assets of the Plan are segregated and maintained in 16 separate fund accounts consisting of: the Vintage Government Assets, Vintage Limited Term Bond Fund, Vintage Equity Fund, Vintage Balanced Fund, AMCORE Stable Asset Fund, AMCORE Common Stock Fund, Loan Fund, Vintage Growth Fund, Vintage Bond Fund, Gabelli Westwood Equity, ING Small Company, Putnam International Growth, American Fund Growth, PBHG Mid Cap Value, PIMCO Innovation, RS Diversified Growth, and the Contribution Fund. Participants have the option to invest their account balance and contributions to their respective account in these funds except the Participants Loan AMCORE Common Stock Fund in increments of 5% of their participating balance. Participants are limited to a maximum contribution of 10% to the AMCORE Common Stock Fund. Participants also have the option to change the allocation of their individual participant's balance daily.

                                       5
                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                         Notes to Financial Statements

                           December 31, 2002 and 2001

          The Plan provides that fund assets be invested as follows:

          Vintage Government Assets - investments consist of U.S. government obligations, a money market mutual fund that invests in U.S. government obligations, bonds, debentures, commercial paper, bankers' acceptances, bank certificates of deposit, and savings instruments.

          Vintage Limited Term Bond Fund - investments consist of a mutual fund that invests in U.S. government obligations, bonds, debentures, commercial paper, bankers' acceptances, mortgages, and savings instruments, which mature beyond one year.

          Vintage Equity Fund - investments consist of a mutual fund that invests primarily in large capitalization equity securities.

          Vintage Balanced Fund - is a mutual fund that invests in a blend of large capitalization equity and debt securities.

          AMCORE Stable Asset Fund - is a common trust fund comprised primarily of investments in high quality fixed and variable rate insurance company contracts, as well as short-term investments. The Plan provides that a minimum of 50% of assets of this fund can be liquidated in 30 days and the remainder within 12 months.

          AMCORE Common Stock Fund - consists solely of AFI common stock, which is traded in the over-the-counter market under the symbol "AMFI." The employees have voting rights in all shares. Temporarily, assets are held in a money market fund until the AFI stock is purchased.

          Vintage Growth Fund - consists of a mutual fund that invests in relatively volatile small and midcapitalization equity securities that are poised for above-average growth over the long term.

          Vintage Bond Fund - primarily invests in bonds, notes, and debentures of a wide range of domestic fixed-income security issuers.

          Gabelli Westwood Equity - is a mutual fund that normally invests at least 65% of assets in common stocks and convertible securities of seasoned companies with historical earnings growth higher than published indexes, and in smaller companies believed to have outstanding potential for capital appreciation. The fund may also invest up to 35% of assets in foreign and domestic debt securities.

          ING Small Company - normally invests at least 65% of assets in common stocks of companies with market capitalizations of $1 billion or less. It may also invest in convertible securities and enter in various derivative transactions. It may invest up to 25% of assets in foreign securities.

          Putnam International Growth - normally invests at least 65% of assets in equity securities of companies located outside of the United States. It may invest in companies of any size that it judges to be in a strong growth trend or it believes to be undervalued. The fund may invest in both developed and emerging markets. It may engage in hedging strategies.

                                        6
                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                         Notes to Financial Statements

                           December 31, 2002 and 2001

          American Funds Growth - is in the AIM Family Fund family in the Mid Cap Growth Category. The fund normally invests at least 65% of assets in securities that have market capitalizations, at the time of purchase, within the range of market capitalizations of companies included in the S&P Midcap 400 index. Under normal conditions, the top 10 holdings may comprise up to 40% of assets. The fund will invest primarily in common stocks but may also invest in convertible securities and warrants. It may also invest up to 25% of assets in foreign securities.

          PBHG Mid Cap Value - goal is to provide investors with above-average total return over a three- to five-year market cycle, consistent with reasonable risk. Under normal market conditions, management will allocate at least 80% of the fund's assets to common stock. Holdings within the portfolio have similar market capitalizations to stocks found in the S&P Mid Cap 400 Index.

          PIMCO Innovation - normally invests at least 65% of assets in common stocks of companies that use innovative technologies to gain a competitive advantage within their industries or that provide and service those technologies. The fund may invest up to 15% of assets in foreign securities.

          RS Diversified Growth - normally invests primarily in common and preferred stocks and warrants. Management focuses on small- and mid-capitalization issuers and seeks to diversify investments over industry sectors. Although the fund typically invests in companies with capitalizations of $3 billion or less, it maintains the flexibility to invest in securities of larger issuers.

          Participant Loans - are made to participants for hardship reasons only such as: to prevent foreclosure, to pay college tuition, to pay medical expenses not covered by insurance, and for other unforeseeable hardships as approved by the Committee.

(3)  Investments

     The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001:

                                                                       2002          2001
                                                                   -----------   -----------
Vintage Equity Fund, 1,469,500 and 1,888,599 shares, respectively  $17,002,114   $30,670,840
AMCORE Financial, Inc. common stock, 956,285 and 941,901
         shares, respectively*                                      20,751,385    21,051,484
Vintage Growth Fund, 446,407 and 602,081 shares, respectively        3,169,490     6,677,083
Vintage Balanced Fund, 324,453 and 417,270 shares, respectively      3,361,334     5,361,917
AMCORE Stable Asset Fund, 423,035 and 338,017 shares,
         respectively                                                9,839,789     7,578,341
Vintage Limited Term Bond Fund, 652,198 and 654,800 shares,
         respectively                                                6,358,933     6,561,094
Vintage Government Assets, 5,176,919 and 5,454,747 shares,
         respectively                                                5,176,919     5,454,747

*Nonparticipant directed

                                       7
                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                         Notes to Financial Statements

                           December 31, 2002 and 2001

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(13,277,735) and $(7,300,332) respectively, as follows:

                                                       2002            2001
                                                   ------------    ------------
AMCORE Financial, Inc. common stock                $   (769,695)   $  1,509,328
Shares of Vintage Funds                             (11,784,050)     (7,597,559)
Shares of Other Mutual Funds                         (1,030,926)     (1,589,690)
AMCORE Stable Asset Fund                                306,936         377,589
                                                   ------------    ------------
                                                   $(13,277,735)   $ (7,300,332)
                                                   ============    ============

(4) Nonparticipant-directed Investments

Information about the net assets and the significant components of the change in net assets relating to the nonparticipant-directed investments as of December 31, 2002 and 2001 is as follows:


                                                       2002            2001
                                                   ------------    ------------
Net assets - AMCORE Financial, Inc. common stock   $ 20,751,385    $ 21,051,484
                                                   ============    ============

                                                        2002            2001
                                                   ------------    ------------
Changes in net assets:
         Contributions                             $  1,861,274    $  1,870,612
         Net appreciation                              (674,948)      1,501,111
Benefits paid to participants                        (1,486,425)     (1,174,682)
                                                   ------------    ------------
                                                   $   (300,099)   $  2,197,041
                                                   ============    ============

(5)  Transactions with Related Party

     Except for the common stock of the employer, Gabelli Westwood Equity, ING Small Company, and Putnam International Growth, all plan investments are shares of mutual funds, a common trust fund, and money market deposits which are managed by AMCORE Investment Group, N.A., which is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

     Certain costs of administering the Plan are paid by AMCORE Financial, Inc. (the Plan Sponsor). The administration of the funds is performed by the Plan Sponsor. Administrative expenses totaled $7,842 and $1,887 for the years ended December 31, 2002 and 2001, respectively. The service provider is AMCORE Investment Group, N.A., a subsidiary of AMCORE Financial, Inc. accordingly, the majority of the fees to the Plan have been waived.

                                       8
                                                                     (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                         Notes to Financial Statements

                           December 31, 2002 and 2001

(6)  Plan Termination

     Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the net income or loss to the date of termination, less any distribution expenses and liquidation costs, shall be distributed proportionately to the participants' accounts and participants will be entitled to receive the value of their accounts.

(7)  Participant Loans

     Participants are eligible to obtain loans from the Plan in the event of financial hardship as defined by the Plan. The loans are limited to the lesser of $50,000 or 50% of the accrued benefit of the participant under the Plan, excluding the participant's accrued benefit attributable to the basic retirement account. Participants' loans are charged interest at a rate which is based on prime at the date of the loan and is fixed for the life of the loan. Loan terms range from 1-5 years or a greater period for loans made for the acquisition of a primary residence. Loan repayments are made through automatic payroll deductions from each regular check received by the participant. The loans are collateralized by the participants' vested interest in the Plan.

(8)  Income Tax Status

     The Internal Revenue Service (IRS) has determined and informed the employer by letter dated April 28, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The IRS has also determined and informed the Company by a letter dated April 28, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under applicable sections of the IRC. The plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(9)  Additional Participant Investment Options

     During 2002, AMCORE made four additional mutual funds available to plan participants: American Fund Growth, PBHG Mid Cap Value, PIMCO Innovation, and RS Diversified Growth, which are not affiliated with AFI. The PIMCO Innovation Fund replaced the AMCORE Vintage Technology Fund as an investment option.

(10) Subsequent Events

     Effective April 1, 2003, AMCORE added the Vanguard Total Stock Market Index Fund as an investment option to the plan. The fund employs a passive management strategy designed to track the performance of the Wilshire 5000 Index, which consists of all the U.S. common stocks traded regularly on the NYSE, AMEX, or OTC markets. It invests all or substantially all of its assets in a representative sample of the stocks that make up the index. In addition, although employer contributions are used to purchase AFI common stock, effective April 1, 2003, a participant (of any age) can subsequently sell and redirect the proceeds to another investment choice within the Plan.

                                                                        Schedule

                         AMCORE FINANCIAL SECURITY PLAN

     Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes

                               December 31, 2002

                                                             Number of
                                                             shares or
                                                             principal                        Current
                Description                                    amount          Cost            value
--------------------------------------------------------    ------------  ---------------  -------------
Common stock:
         AMCORE Financial, Inc. *                               956,285    $ 18,935,010    $ 20,751,385
Common trust fund:
         AMCORE Stable Asset Fund *                             423,035       9,006,997       9,839,789
Mutual funds:
         Stock Liquidity Fund                                   141,294         141,294         141,294
         American Funds Growth                                  105,746       2,139,266       1,953,128
         ING Small Company                                       41,377         522,934         448,110
         Gabelli Westwood Equity                                161,063       1,301,236       1,185,426
         PBHG Mid Cap Value                                      74,016       1,037,005         945,185
         PIMCO Innovation                                        28,755         563,287         311,708
         Putnam International Growth                             17,673         327,839         285,590
         RS Diversified Growth                                   20,347         346,813         288,108
         Vintage Growth Fund*                                   446,407       6,580,691       3,169,490
         Vintage Balanced Fund*                                 324,453       4,805,695       3,361,334
         Vintage Bond Fund*                                     221,699       2,220,120       2,208,123
         Vintage Equity Fund*                                 1,469,500      31,966,012      17,002,114
         Vintage Government Assets*                           5,176,919       5,176,919       5,176,919
         Vintage Limited Term Bond Fund*                        652,198       6,299,512       6,358,933
                                                                           ------------    ------------
                  Mutual funds                                               63,428,623      42,835,462

Participant Loans with maturities of less than 5 years          135,380         135,380         135,380

Participant Loans with maturities of greater than 5 year         64,909          64,909          64,909

Cash                                                                               (890)           (890)
                                                                           ------------    ------------
Total investments                                                          $ 91,570,029    $ 73,626,035
                                                                           ============    ============

* Asterisk denotes an investment in an entity which is a "party-in-interest" as defined by ERISA.

See accompanying independent auditors' report.

                                    SIGNATURE


Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                    AMCORE FINANCIAL SECURITY PLAN


                                    /s/ John R. Hecht
                                    --------------------------------------------
                                    John R. Hecht
                                    Executive Vice President and Chief Financial
                                    Officer for AMCORE Financial, Inc. Plan
                                    Administrator


Date:  June 27, 2003





EXHIBIT INDEX
-------------

23.1 Consent of Independent Auditors

99.1 Certification of Executive Vice President and Chief Financial Officer for AMCORE Financial, Inc. Plan Administrator pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.